First Quarter 2021 Earnings Presentation May 19, 2021 1 Exhibit 99.2

Disclaimer

This presentation contains forward-looking statements that can be identified by the use of words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" and "potential," among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission (the "SEC") from time to time, including in the section titled "Risk Factors" in our most recent form F-1 and 424(b) prospectus and form 20-F. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.vincipartners.com/financials/sec-filings.

We have prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection w ith any contract or commitment whatsoever.

This presentation also includes certain non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards ("IFRS") results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this presentation.

2

Presenters 3 Alessandro Horta Chief Executive Officer Bruno Zaremba Head of Private Equity & Investor Relations Sergio Passos Chief Operating Officer & Chief Financial Officer

Opening Remarks 4

2 6 11 15 17 18 20 19 21 24 35 48 52 50 55 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 1Q21 AUM (R$bn) AUM DC¹ (R$bn) Vinci Partners has ~231 full time employees in 4 offices and a global LP footprint New York Recife Rio de Janeiro São Paulo AUM reached R$55bn in 1Q’21, a 45% increase year - over - year , and continues to expand at an accelerated pace, with a 41% CAGR since 2018² . R$55bn AUM Vinci Partners delivered strong and continuous growth in AUM and profitability in 1Q’21 ¹ AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding VIFI from Credit and Pension Products Co - managed with IP&S from Equities; ² CAGR is calculated considering AUM without double counting. 5 CAGR: 32% CAGR: 41% 34% CAGR 2009 - 1Q’2021² Capital subscriptions and net inflows of over R$4 billion in the 1Q21 , with highlights from Private Markets’ fundraisings and inflows from IP&S. R$1.9bn Private Markets R$3.1bn IP&S Our business is profitable and growing , with strong operating leverage . FRE Margin 51.8% 1Q’21 DE Margin 42.4% 1Q’21 Vinci Partners is a PRI signatory since 2012

Fixed Income 37% Hedge Funds 23% Public Equities 9% Others³ 31% 1,175 1,535 1,871 1,937 802 918 993 1,003 428 602 714 774 2,405 3,055 3,577 3,713 2018 2019 2020 1Q2021 Brazilian AUM ex - Fixed Income (R$ bn) 4 Liquid Strategies Pension Plans Private Markets Local macro trends remain supportive for alternative investments ¹ As of April 30, 2021; ² Source: Anbima , March 2021; ³ Others include investment classes such as pension Plans, exchange rate strategy, FIDC, FIP, FII and offshore inv estments; 4 Souce: Anbima , March 2021. Liquid Strategies include Public Equities and Hedge Funds while Private Markets include FIDC, FIP and FII investments; 5 Anbima’s definition for AUM calculation is not identical to Vinci Partners’ definition for AUM calculation, so CAGR values may not be accurately measured when compared to one another. 6 -2.0% 1.0% 4.0% 7.0% 10.0% 2005 2008 2011 2014 2017 2020 NTN-B 2045 Short-term real rate SHORT AND LONG - TERM REAL INTEREST RATES AT HISTORICAL LOW LEVELS¹ BRAZIL’S AUM DOUBLED SINCE 2015, WITH MIX SHIFTHING AWAY FROM FIXED INCOME² Even with 11 p.p. relative decrease, fixed income still represents most of the Brazilian capital allocation , leaving significant room for growth in alternative investments R$2.9tn R$6.0tn 2015 1Q’21 ▪ Brazilian AUM ex - Fixed Income has grown at a 21% CAGR since 2018, while Vinci Partners’ AUM has been growing at a 41% CAGR in the same period 5 . ▪ We have gained significant market share over the years , and still face large addressable end markets across our platform. 13% Fixed Income 48% Hedge Funds 18% Public Equities 5% Others³ 29% CAGR: 12%

Financial Highlights 7

First Quarter 2021 Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	1Q'20	1Q'21	Δ (%)	LTM 1Q'20	LTM 1Q'21	Δ (%)
Net revenue from management fees	62,898	81,843	30%	241,987	290,211	20%
Net revenue from advisory fees	15,972	15,066	(6)%	24,541	27,936	14%
Total Fee Related Revenues	**78,870**	**96,909**	**23%**	**266,528**	**318,147**	**19%**
Segment personnel expenses	(3,240)	(5,097)	57%	(13,516)	(16,385)	21%
Other G&A expenses	(2,098)	(3,574)	70%	(13,233)	(15,728)	19%
Corporate center expenses	(13,974)	(19,512)	40%	(57,599)	(63,806)	11%
Bonus compensation related to management and advisory[1]	(14,990)	(18,526)	24%	(56,668)	(65,167)	15%
Total Fee Related Expenses	**(34,302)**	**(46,710)**	**36%**	**(141,016)**	**(161,086)**	**14%**
FEE RELATED EARNINGS (FRE)	**44,568**	**50,199**	**13%**	**125,512**	**157,061**	**25%**
FRE Margin (%)	*56.5%*	*51.8%*		*47.1%*	*49.4%*	
FRE per share (R$/share)	*0.78*	*0.88*		*2.21*	*2.76*	
Net revenue from performance fees	(3,976)	9,951	N/A	49,586	53,711	8%
Performance based compensation	1,442	(3,292)	N/A	(14,453)	(17,931)	24%
PERFORMANCE RELATED EARNINGS (PRE)	**(2,534)**	**6,659**	**N/A**	**35,133**	**35,780**	**2%**
PRE Margin (%)	-	*66.9%*		*70.9%*	*66.6%*	
(-) Unrealized performance fees	5,070	(422)	N/A	(3,063)	(15,410)	403%
(+) Unrealized performance compensation	(1,842)	150	N/A	1,044	5,959	471%
(+) Realized GP investment income	38	112	(4)%	5,867	140	(98)%
SEGMENT DISTRIBUTABLE EARNINGS	**45,300**	**56,699**	**25%**	**164,493**	**183,530**	**12%**
Segment DE Margin (%)	*56.9%*	*57.5%*		*62.6%*	*58.7%*	
(+) Depreciation and amortization[3]	-	939	N/A	-	4,290	N/A
(+) Realized financial income	1,036	4,644	348%	3,664	6,165	68%
(-) Leasing expenses	(3,065)	(3,157)	3%	(12,267)	(12,301)	0%
(-) Other items	396	886	124%	713	820	15%
(-) Income taxes (excluding related to unrealized fees and income)	(10,278)	(12,815)	25%	(36,806)	(42,728)	16%
DISTRIBUTABLE EARNINGS (DE)	**33,389**	**47,195**	**41%**	**119,798**	**139,776**	**17%**
DE Margin (%)	*41.2%*	*42.4%*		*37.1%*	*38.5%*	
DE per share (R$/share)	*0.59*	*0.83*		*2.10*	*2.46*	

Source: Company information; [1]Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021; [2] Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021; [3]Depreciation and amortization is a non-cash expense that is being added back for our calculation of Distributable Earnings for the year ended December 31, 2020 and future periods. Our Distributable Earnings for the quarter and last twelve months ended March 31, 2020, would have been R$ 34.7 million and R$ 125.8 million, respectively, if we did add back depreciation and amortization for our calculation of Distributable Earnings.

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First Quarter 2021 Highlights

Financial Measures

- Fee-related revenues (management and advisory fees) were R$ 96.9 million in 1Q'21, up 23% year-over-year.
  - ✓ Fee related revenues were R$ 318.1 million over the LTM 1Q'21, up 19% year-over-year, or 31% when adjusted by the catch-up effect from VCP III[1].
- Fee-Related Earnings ("FRE") were R$ 50.2 million (R$ 0.88/share) in 1Q'21, up 13% year-over-year.
  - ✓ FRE was R$ 157.1 million over the LTM 1Q'21, up 25% year-over-year.
- Distributable Earnings ("DE") were R$ 47.2 million (R$ 0.83/share) in 1Q'21, up 41% year-over-year.
  - ✓ DE was R$ 139.8 million over the LTM 1Q'21, up 17% year-over-year.

Capital Metrics

- Total assets under management ("AUM") of R$ 55 billion in 1Q'21, up 45% year-over-year.
  - ✓ Fee-Earning AUM ("FEAUM") of R$ 52 billion in 1Q'21, up 48% year-over-year.
- Net flows of R$ 2.1 billion in 1Q'21.
- Net capital subscriptions of R$ 1.9 billion in 1Q'21.
- Net cash and investments of R$ 1.4 billion (R$ 25.48/share) in 1Q'21
- Performance fee-eligible AUM ("PEAUM") of R$ 35 billion in 1Q'21

Share Repurchase Program

- Vinci Partners' board of directors approved a program to buy back up to R$ 85 million of the company's Class A common shares.
- We expect to finance the repurchases with existing cash balances derived from our Distributable Earnings, which is not expected to have a material impact on capital levels.

[1] Vinci Capital Partners' private equity fund catch up, which is a one-time fee relating to multiple closings of the fund happening after the initial 2017 closing, in which investors that entered the fund in the later rounds paid a one-time management fee equivalent to the amount that each limited partner would have paid if such limited partner has been invested in the fund since the initial round of funding.

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AUM received strong boost from Private Markets and IP&S inflows 10 AUM Rollforward – From 4Q’20 to 1Q’21 (R$ bn) AUM 4Q’20 Net Capital Subscription/ Returns Inflows Appreciation/ Depreciation AUM 1Q’21 49.8 4.2 Commentary Inflows Outflows Capital subscription/ Returns Appreciation (2.1) 1.9 0.9 54.7 Outflows  Inflows of R$ 4.2 billion include R$ 1.4 billion from IPO Net proceeds and R$ 2.9 billion primarily from new exclusive mandates in IP&S and inflows in our Hedge Funds segment.  Outflows of R$ 2.1 billion, of which R$ 1.1 billion from a withdrawal of a sovereign wealth fund (SWF) exclusive mandate, which does not pay management fees.  This SWF mandate outflow is the realization of gains from an outsized tactical allocation, when the Ibovespa (Brazilian stock market index) reached record low levels during the COVID - 19 pandemic in 2020.  Net capital subscriptions/returns of R$ 1.9 billion in 1Q’21, from five different capital raises in the private market vertical , with capital commitments from five to perpetual or quasi - perpetual lockups.  Over R$ 900 million positive impact to AUM from funds appreciation, including private equity and infrastructure funds’ marking at the end of the quarter, and market appreciation in IP&S funds.

Notable quarter for private market strategies' fundraising

R$1.9 billion in high quality capital raised, with long term to perpetual lockups in five different strategies


R$ 394 mm
R$ 861 mm
R$ 660 mm
R$1.9 bn raised
Private Equity
Real Estate
Infrastructure

VIR IV

- Largest ESG Impact focused Private Equity fund in Brazil
- Final closing of R$1 billion, of which R$394 million were raised in the 1Q'21, formally reaching the fund's hard cap.
- Formal lockup of at least 10 years, raised through local and offshore institutional clients, HNWI and retail investors.

VILG11

- Perpetual capital listed industrial REIT in the Brazilian stock market (B3), with over 128,500 retail investors.
- 6th capital raise since IPO, with approximately 80% of the offering's base deal size subscribed by preemptive rights held by existing quotaholders.

VFDL

- New private equity style fund, focused on the development of greenfield industrial properties, for which we expect to raise up to R$800 million.
- First closing of R$381 million in capital commitments.

VIGT11

- Quasi perpetual listed infrastructure fund in the Brazilian stock market (B3), with over 9,500 retail investors.
- The fund is fully deployed and has a binding strategic partnership signed to acquire additional assets, which can be added to the fund with a follow-on offering.

VIAS

- New private equity style fund, focused on the water and sewage sector, for which we expect to raise up to R$1 billion.
- First closing of R$256 million in capital commitments with formal lockups of at least 10 years.

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14 19 1 2 3 7 19 27 1Q'20 1Q'21 Perpetual or quasi-perpetual 10+ years 5-10 years 16 19 11 20 9 13 35 52 1Q'20 1Q'21 Private Markets IP&S Liquid Strategies AUM is growing across all our main verticals… Increasing lock up periods for new AUM especially around private market strategies ¹ Long - term AUM includes funds with lockups for at least five years to quasi - perpetual capital. 12 Fee - Earning AUM 1Q’20 vs 1Q’21 (R$ bn) Long - Term AUM 1Q’20 vs 1Q’21 (R$ bn) AUM 1Q’20 vs 1Q’21 (R$ bn) ▪ Total assets under management (AUM) of R$ 55 billion, an increase of 45% year - over - year and 10% quarter - over - quarter, driven by strong fundraising across private market strategies and IP&S. ▪ Total Fee - Earning AUM (FEAUM) of R$ 52 billion, up 48% year - over - year. ▪ Long - term AUM¹ of R$ 27 billion, up 43% year - over - year, representing approximately 50% of total AUM. Perpetual AUM more than dou bled year - over - year and currently accounts for 25% of Long - term AUM. +43% 18 21 11 20 9 13 38 55 1Q'20 1Q'21 Private Markets IP&S Liquid Strategies +48% Perpetual AUM more than doubled YoY +45%

27% 6% 8% 3% 21% 16% 4% 14% 21% 4% 9% 4% 37% 18% 5% 33% 24% 24% 10% 9% … and is highly diversified across different strategies and clients Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric ¹ Long term products include funds with former lockups superior to five years; ² Private markets strategies include Private E qui ty, Real Estate, Credit and Infrastructure. 13 AUM 1Q’21 Net Revenues 1Q’21 Private Equity Infrastructure Real Estate Credit IP&S Public Equities Hedge Funds Advisory 44% of net revenues come from private market strategies ² ~50% of AUM is in long term products ¹ AUM diversified across five different distribution channels AUM 1Q’21 Local Institutional Institutional Offshore HNWI Allocators & Distributors Public market vehicles

Significant exposure to performance fee-eligible AUM

- Total Performance fee eligible AUM (PEAUM) of R$35 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$7 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period, which puts Vinci in a strong position for future realization of performance fees.



R$ 35bn
27%
23%
22%
9%
7%
7%
5%
Private Equity
Public Equities
IP&S
Real Estate
Hedge Funds
Credit
Infrastructure

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)

Strategy/Fund	AUM R$ mm	Index type	Index Rate	Status
Offshore Vehicles	3,373	Preferred Return w/ Catch- Up[2]	USD + 8%	Within investment period
Onshore Vehicles	1,559	Preferred Return w/ Catch- Up[2]	IPCA[5]	Within investment period
Nordeste III	229	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8.5%	Currently generating performance
Others	4,473			Not expected to pay performance
Total Private Equity	**9,634**			
SWF	5,078	Hurdle[3]	FTSE[6]	Currently generating performance
Vinci Mosaico	1,629	Hurdle[3]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	767	Hurdle[3]	IBOV[7]	Currently generating performance
Others	428			Currently generating performance
Total Public Equities	**7,902**			
Vinci Valorem	2,776	Hurdle[3]	IMAB 5[8]	Currently generating performance
Separate Mandates	1,796	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
Commingled Funds	782	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
International[1]	1,412			Currently generating performance
Others	965			Currently generating performance
Total IP&S	**7,731**			
Listed REITs	2,553	Hurdle[3]	IPCA[5] + 6%	Currently generating performance
Listed REITs	281	Hurdle[3]	IFIX[9]	Currently generating performance
VFDL	380	Preferred Return[4]	IPCA[5] + 6%	Within investment period
Others	35			Not expected to pay performance
Total Real Estate	**3,249**			
Vinci Multiestratégia	1,031	Hurdle[3]	CDI[10]	Currently generating performance
Atlas Strategy	680	Hurdle[3]	CDI[10]	Currently generating performance
Others	800			Currently generating performance
Total Hedge Funds	**2,511**			
VIAS	256	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FIP Infra Transmissão	126	Preferred Return[4]	IPCA[5] + 8%	Currently generating performance
Others	1,228			Not expected to pay performance
Total Infrastructure	**1,610**			
VCI II	684	Preferred Return[4]	IPCA[5] + 7.785%	Within investment period
VES	574	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VCM FIM	175	Preferred Return[4]	IPCA[5] + 5%	Within investment period
Energia FIM	245	Hurdle[3]	CDI[10]	Currently generating performance
VCI I	320			Not expected to pay performance
Others	332			Currently generating performance
Total Credit	**2,330**			
PEAUM TOTAL	**34,967**			

[1]International mandates have several diferente benchmarks across all its vehicles.; [2]Preferred Return w/ Catch-up is considered when the vehicle must pay back invested capital plus the preferred return for the investor before it can charge performance fees. The Catch-Up clause is so that performance fees are a function of the total return and not solely on the return in excess of the preferred return.; [3]Hurdle Rate is the minimum return the fund must achive before it can charge performance fees. The vehicles might also have a High-Water mark clause.; [4]Preferred Return is considered when the vehicle must pay back invested capital plus the preferred return for the investor before he can charge performance fees.; [5]IPCA is a broad consumer price index measured by the IBGE; [6]London stock market most relevant index; [7]Brazil stock market most relevant index; [8]Formed by government bonds indexed to IPCA; [9]IFIX is an index composed by listed REITs in the brazilian stock exchange; [10]CDI is result of the average interbank overnight rates in Brazil(daily average for the period).

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Fee related revenues are expanding alongside AUM growth

Management fees have been the main contributor to revenues, accounting for 78% of total net revenues in the LTM 1Q'21

- Fee related revenues, composed of management and advisory fees, were R$ 96.9 million in 1Q'21, up 23% year-over-year.
- Revenue from management fees grew 30% in the 1Q'21 when compared to 1Q'20, primarily due to the growth in fee-paying AUM across all strategies, with highlights to private market funds and the IP&S business.
- During the LTM 1Q'21 fee related revenues were R$ 318.1 million, an increase of 19% versus the LTM 1Q'20, or 31% by adjusting revenues for the VCP III Catch-up effect[1].

Management and Advisory fees 1Q'21 vs 1Q'20 (R$ mm)



+23%
79
16
63
97
15
82
1Q'2020
1Q'2021
Management fees
Advisory fees

Management and Advisory fees LTM 1Q'21 vs LTM 1Q'20 (R$ mm)



VCP III Catch-up Adjustment[1]
+19%
+31%
267
25
242
318
28
290
LTM 1Q'20
LTM 1Q'21
Management fees
Advisory fees

[1] Vinci Capital Partners' private equity fund catch-up, which is a one-time fee relating to multiple closings of the fund happening after the initial 2017 closing, in which investors that entered the fund in the later rounds paid a one-time management fee equivalent to the amount that each limited partner would have paid if such limited partner has been invested in the fund since the initial round of funding.

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14 22 14 17 3 4 2 4 3 33 50 1Q'20 1Q'21 Public company new recurring costs Other G&A Segment personnel Corporate center Bonus Compensation Expenses increased in the quarter due to new recurring costs after becoming a public company We continue to expect strong operating leverage as our business scales ¹ Public company new recurring costs include personnel expenses such as changes made in the company’s compensation structure aft er the IPO, new hirings for our board of directors, support teams such as Investor Relations and Financial Reporting, and other expenses such as audit and Nasdaq fees; ² Vinci Partners started a new branding project that w ill take place throughout 2021 to increase brand awareness among investors, especially to retail investors; ³ Fixed costs are calculated as total G&A expenses less personnel and profit sharing costs. 16 Total expenses 1Q’20 vs 1Q ´ 21 (R$ mm) Fixed costs³ vs Average AUM ▪ Total expenses were R$ 50.0 million in 1Q’21, up 52% year - over - year. ▪ This increase was in part driven by new recurring costs related to becoming a public company in January 2021, which accounted fo r R$ 3.3 million in expenses in the quarter. ▪ Additionally, 1Q’21 expenses were impacted by R$ 1.6 million related to a new branding project² to take place throughout 2021 . ▪ Vinci Partners continues to drive down fixed costs as AUM grows, bringing sustained margin expansion and lower thresholds for ne w product launches. Public company new recurring costs¹ (R$ mm) +42% ex - IPO costs R$ 3.3 mm 19 20 20 22 28 43 47 0.29% 0.26% 0.25% 0.21% 0.18% 0.12% 0.11% 0.05% 0.15% 0.25% 0.35% 0.45% 0.55% 0.65% 0.75% 0.85% 0 5 10 15 20 25 30 35 40 45 50 2015 2016 2017 2018 2019 2020 LTM 2021 Quaterly Average AUM Fixed costs / AUM (quaterly avg.) 40% 29% 31% Third-party services Board and Support teams hirings Change in compensation structure 0.29% 0.26% 0.25% 0.21% 0.18% 0.12% 0.11% +52% YoY

Fee Related Earnings (FRE)

- Fee Related Earnings (FRE) was R$ 50.2 million in 1Q'21, up 13% year-over-year. FRE over the LTM 1Q'21 was R$ 157.1 million, up 25% year-over-year.
- 1Q'21 FRE Margin was 51.8%, a decrease of 4.7 percentage points year-over-year, due to new recurring costs related to becoming a public company[1] and the company's new branding project[2], which impacted FRE Margin by 5.1 percentage points.
- Comparable FRE[3] Margin, disregarding new cost categories mentioned in the prior paragraph, would be 56.9%, compared to 56.5% in 1Q'20. In addition, 1Q20 FRE Margin was positively affected by lower than usual third-party expenses in the quarter[4].

Fee Related Earnings (FRE) 1Q'21 vs 1Q'20 (R$ mm)



% FRE margin
56.5%
56.9%
51.8%
44.6
18.0
(6.2)
(1.3)
55.2
(1.6)
(3.3)
50.2
FRE 1Q'20
Mgmt. & Adv. fees
Comp. expenses
Non-comp. expenses
Comparable FRE³
Branding Project
Public company new recurring costs¹
FRE 1Q'21

FRE LTM 1Q'21 vs LTM 1Q'20 (R$ mm)



47%
49%
+25%
126
157
LTM 1Q'20
LTM 1Q'21

FRE per share[5]	FRE 1Q'20	Comparable FRE	FRE 1Q'21	LTM 1Q'20	LTM 1Q'21
	R$ 0.78	R$ 0.97	R$ 0.88	R$ 2.21	R$ 2.76

[1] Public company new recurring costs include personnel expenses such as changes made in the company's compensation structure after the IPO, new hirings for our board of directors, support teams such as Investor Relations and Financial Reporting, and other expenses such as audit and Nasdaq fees; [2] Vinci Partners started a new branding project that will take place throughout 2021 to increase brand awareness among investors, especially to retail investors; [3]Comparable FRE is calculated as FRE 1Q'21 less public company new recurring costs and branding project costs for the quarter; [4] For more detail and a breakdown of expenses, please see slide 32 and the Financial Statements filed in the SEC on May 19, 2021; [5] For comparison purposes, FRE per share was calculated considering the same number of outstanding shares post-IPO of 56,913,588;

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Performance Related Earnings (PRE)

Performance revenues have been an interesting upside to the business, accounting for 14% of total net revenues over the LTM 1Q'21

- Performance Related Earnings (PRE) was R$ 6.7 million in 1Q'21, up R$ 9.2 million year-over-year.
- This is increase is primarily due to a bigger contribution from performance fees in the IP&S segment. Additionally, the 1Q'20 was impacted by a reversion effect, or negative unrealized performance for the quarter.
- PRE over the LTM 1Q'21 was R$ 35.8 million, up 2% year-over-year.

Performance Related Earnings (PRE) 1Q'21 vs 1Q'20 (R$ mm)


% PRE margin
67%
7
1Q'20
(3)
1Q'2021

Performance Related Earnings (PRE) LTM 1Q'21 vs LTM 1Q'20 (R$ mm)


71%
67%
+2%
35
36
LTM 1Q'20
LTM 1Q'21

	1Q'20	1Q'2021	LTM 1Q'20	LTM 1Q'21
PRE per share[1]	R$ (0.04)	R$ 0.12	R$ 0.62	R$ 0.63

[1]For comparison purposes, PRE per share was calculated considering the same number of outstanding shares post-IPO of 56,913,588.

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GP Investment and Financial income

Commentary

- GP Investment and Financial income totaled R$ 5.6 million in 1Q'21, up 536% year-over-year, due to the financial income generated from cash allocation of IPO proceeds.
- Given market volatility during 1Q21, allocation into the target liquid portfolio was implemented conservatively.
- By the end of 1Q21, 83% of the portfolio was still held in Fixed Income instruments.
- As markets improved early in 2Q21, we have accelerated the deployment towards the targeted portfolio.

Current allocation vs. Target Liquids allocation



Fixed Income
Absolute Return
Public Equities
Listed REITs
2%
15%
1Q'21
83%
11%
28%
Target
57%

GP Investment[1] and Financial income[2] 1Q'21 vs 1Q'20 (R$ mm)



1
1
6
4
1
1Q'20
1Q'21
GP Investment income
Financial income

Target liquids allocation track record returns

Quarter	Return	(+/-) CDI
1Q19	2.2%	0.7%
2Q19	3.3%	1.7%
3Q19	2.1%	0.6%
4Q19	3.3%	2.0%
1Q20	0.2%	-0.8%
2Q20	3.9%	3.1%
3Q20	0.4%	-0.1%
4Q20	1.9%	1.5%
1Q21	1.0%	0.5%

CDI + 2.4%
Average one year return[3]

[1]GP investment income is income from proprietary investments made by us in our own Private Markets' funds, used as GP Commitments; [2] Financial income is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds' segments and listed REITs from our real estate segment; [3] Back test result between January 2016 and December 2020.

19

Distributable Earnings continues to grow as the business scales

- Distributable Earnings (DE) was R$ 47.2 million (R$ 0.83/share) in 1Q'21, up 41% year-over-year. DE was R$ 139.8 million over the LTM 1Q'21, up 17% year-over-year.
- 1Q'21 DE Margin was 42%, 1.3 percentage point increase year-over-year. DE Margins are expanding due to the platform's operating leverage resulting in higher profitability.

Distributable Earnings (DE) 1Q'21 vs 1Q'20 (R$mm)



% DE margin
41%
42%
+41%
33
47
1Q'20
1Q'21

Distributable Earnings (DE) LTM 1Q'21 vs LTM 1Q'20 (R$mm)



37%
39%
+17%
120
140
LTM 1Q'20
LTM 1Q'21

DE per share[1]	R$ 0.59	R$ 0.83	R$ 2.10	R$ 2.46

[1] For comparison purposes, DE per share was calculated considering the same number of outstanding shares post-IPO of 56,913,588.

20

Balance Sheet Highlights

As of March 31, 2021, Vinci Partners had R$ 1,449 million (R$ 25.48/share) in total cash and net investments, that comprise cash, cash equivalents and Net investments (Liquid funds and GP fund investments at fair value).

(in R$ millions, unless mentioned)	4Q'20	1Q'21
Cash and cash equivalents[1]	83.4	854.0
Net Investments	39.9	595.9
Liquid funds[2]	*8.3*	*556.0*
GP Fund Investments[3]	*31.6*	*39.9*
Cash and Net Investments	**123.3**	**1,449.9**
Cash and Net Investments per share[4] *(R$/share)*	*2.17*	*25.48*

Cash and Net Investments per share (R$/share)[4]



25.48
2.17
4Q'20
1Q'21

[1] Include cash, certificate of deposits and federal bonds. Certificate of deposits are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.5% to 101% of CDI (interback deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value; [2] Liquid funds' value are calculated as investment at fair value as of March 31, 2021, in liquid funds from Vinci Partners' public equities, hedge funds, credit segments and listed REITs. For more detail, see 1Q'21 Financial Statements filed within the SEC on May 19, 2021; [3] GP Fund Investments include Vinci Partners' GP investment in private market funds, calculated at fair value as of March 31, 2021. For more detail, please see slide 36 and the Financial Statements filed within the SEC on May 19, 2021; [4] For comparison purposes, Cash and Net Investments per share were calculated considering the same number of outstanding shares post-IPO of 56,913,588.

21

Segment Highlights 22

43% 20% 21% 16% Private Markets Liquid Strategies IP&S Advisory 48% 20% 13% 18% Financials by Segment 23 R$ 50.2 mm Fee Related Earnings (FRE) 1Q’21 by Segment R$ 56.7 mm ▪ Fee Related Earnings (FRE) was R$ 50.2 million in the quarter, with 48% of FRE coming from Private Markets’ strategies, follo wed by Liquid Strategies with 20%, Financial Advisory with 18% and the IP&S segment with 13%. ▪ Segment Distributable Earnings were R$ 56.7 million in the quarter, with 43% coming from Private Markets’ strategies, followe d b y IP&S with 21%, due to a higher contribution from realized performance fees in the quarter, and Liquid Strategies and Financial Advisory with 20% and 16% , respectively. Segment Distributable Earnings 1Q’21 by Segment

Private Markets Strategies | Liquid Strategies | Investment Product & Solutions | Financial Advisory

Private Markets Strategies

- Fee related earnings (FRE) in 1Q'21 was R$ 24.0 million, an increase of 14% year-over-year, driven by the growth in fee-earning AUM.
- Segment Distributable Earnings were R$ 24.1 million, an increase of 14% year-over-year.
- Total AUM of R$ 21.4 billion at the end of the quarter, an increase of 20% year-over-year, with highlights for fundraisings in listed REITs (such as VILG, VINO and VIFI) and the first closing for VFDL in the Real Estate segment; fundraising for VIR IV in Private Equity and the follow-on offering for VIGT and first closing for VIAS in Infrastructure.
- Total Fee-Earning AUM of R$ 19.3 billion, an increase of 23% year-over-year.

(R$ thousands, unless mentioned)	1Q'20	1Q'21	Δ (%)
Net revenue from management fees	37,065	46,581	26%
Net revenue from advisory fees	725	505	-30%
Total Fee Related Revenues	**37,790**	**47,086**	**25%**
Bonus related to management and advisory	(6,152)	(7,731)	26%
Personnel expenses	(1,706)	(2,438)	43%
Other general and administrative expenses	(953)	(2,325)	144%
Corporate center expenses	(7,881)	(10,584)	34%
Total Fee Related Expenses	**(16,691)**	**(23,078)**	**38%**
FEE RELATED EARNINGS (FRE)	**21,099**	**24,008**	**14%**
FRE Margin (%)	*55.8%*	*51.0%*	
Net revenue from performance fees	(3,114)	462	N/A
Realized performance fees	*3*	*40*	*1218%*
Unrealized performance fees	*(3,117)*	*422*	*N/A*
Performance based compensation	1,131	(162)	N/A
PERFORMANCE RELATED EARNINGS (PRE)	**(1,983)**	**300**	**N/A**
PRE Margin (%)	-	*65.0%*	
(-) Unrealized performance fees	3,117	(422)	N/A
(+) Unrealized performance compensation	(1,133)	150	N/A
(+) Realized GP investment income	38	112	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**21,139**	**24,148**	**14%**
Segment DE Margin (%)	*55.9%*	*55.1%*	
ASSETS UNDER MANAGEMENT (AUM R$ millions)	**17,845**	**21,352**	**20%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	**15,728**	**19,336**	**23%**
AVERAGE MANAGEMENT FEE RATE (%)	**0.92%**	**0.98%**	
FULL TIME EMPLOYEES	**41**	**50**	**22%**


Private Markets' AUM
Credit
11%
Infrastructure
11%
Real
Estate
24%
R$21 bn
AUM
Private
Equity
54%

24

Private Market Strategies | Liquid Strategies | Investment Product & Solutions | Financial Advisory

VINCI partners

Liquid Strategies

- Fee related earnings (FRE) in 1Q'21 was R$ 10.2 million, an increase of 12% year-over-year. The difference in the growth rate for FRE and FEAUM reflects the fundraising in 2020 for the sovereign wealth mandate in the Public Equities strategy, that does not pay management fees.
- Performance related earnings (PRE) in 1Q'21 was R$ 1.3 million, an increase of R$ 2.1 million year-over-year, driven primarily by a reversion effect in the 1Q'20 for which we had booked negative unrealized performance of R$ 1.9 million.
- Segment Distributable Earnings in 1Q'21 were R$ 11.5 million, an increase of 20% year-over-year.
- Total AUM of R$ 13 billion, an increase of 39% year-over-year.

(R$ thousands, unless mentioned)	1Q'20	1Q'21	Δ (%)
Net revenue from management fees	16,748	19,983	19%
Net revenue from advisory fees	0	0	N/A
Total Fee Related Revenues	**16,748**	**19,983**	**19%**
Bonus related to management and advisory	(2,882)	(3,420)	19%
Personnel expenses	(658)	(1,293)	96%
Other general and administrative expenses	(661)	(624)	-5%
Corporate center expenses	(3,493)	(4,492)	29%
Total Fee Related Expenses	**(7,693)**	**(9,829)**	**28%**
FEE RELATED EARNINGS (FRE)	**9,054**	**10,154**	**12%**
FRE Margin (%)	*54.1%*	*50.8%*	
Net revenue from performance fees	(1,169)	2,009	N/A
Realized performance fees	*727*	*2,009*	*176%*
Unrealized performance fees	*(1,896)*	*0*	*N/A*
Performance based compensation	423	(703)	N/A
PERFORMANCE RELATED EARNINGS (PRE)	**(746)**	**1,306**	**N/A**
PRE Margin (%)	-	*65.0%*	
(-) Unrealized performance fees	1,896	0	N/A
(+) Unrealized performance compensation	(689)	0	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**9,515**	**11,460**	**20%**
Segment DE Margin (%)	*54.5%*	*52.1%*	
ASSETS UNDER MANAGEMENT (AUM R$ millions)	**9,293**	**12,962**	**39%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	**9,192**	**12,840**	**40%**
AVERAGE MANAGEMENT FEE RATE (%)	**0.72%**	**0.65%**	
FULL TIME EMPLOYEES	**17**	**24**	**41%**



Liquid Strategies' AUM
Hedge Funds 23%
R$13 bn AUM
Public Equities 77%

25

Private Market Strategies | Liquid Strategies | Investment Products & Solutions | Financial Advisory

Investment Products & Solutions

- Fee related earnings (FRE) in 1Q'21 was R$ 6.8 million, an increase of 71% year-over-year, driven by the growth in fee earning AUM.
- Performance related earnings (PRE) in 1Q'21 was R$ 5.1 million, up 2493% year-over-year. This increase was primarily due to a higher contribution of performance fees from international mandates.
- Segment Distributable Earnings in 1Q'21 were R$ 11.8 million, an increase of 183% year-over-year.
- Total AUM of R$ 20.5 billion, an increase of 91% year-over-year, driven primarily by net inflows for our separate local and international mandates.

(R$ thousands, unless mentioned)	1Q'20	1Q'21	Δ (%)
Net revenue from management fees	9,085	15,280	68%
Net revenue from advisory fees	47	19	-60%
Total Fee Related Revenues	**9,133**	**15,299**	**68%**
Bonus related to management and advisory	(686)	(971)	42%
Personnel expenses	(419)	(465)	11%
Other general and administrative expenses	(1,905)	(3,439)	81%
Corporate center expenses	(2,183)	(3,669)	68%
Total Fee Related Expenses	**(5,193)**	**(8,544)**	**65%**
FEE RELATED EARNINGS (FRE)	**3,940**	**6,755**	**71%**
FRE Margin (%)	*43.1%*	*44.2%*	
Net revenue from performance fees	307	7,481	2334%
Realized performance fees	*364*	*7,481*	*1954%*
Unrealized performance fees	*(57)*	*0*	*N/A*
Performance based compensation	(113)	(2,427)	2057%
PERFORMANCE RELATED EARNINGS (PRE)	**195**	**5,054**	**2493%**
PRE Margin (%)	*63.4%*	*67.6%*	
(-) Unrealized performance fees	57	0	N/A
(+) Unrealized performance compensation	(21)	0	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**4,171**	**11,809**	**183%**
Segment DE Margin (%)	*43.9%*	*51.8%*	
ASSETS UNDER MANAGEMENT (AUM R$ millions)	**10,697**	**20,449**	**91%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	**10,534**	**20,299**	**93%**
AVERAGE MANAGEMENT FEE RATE (%)	**0.37%**	**0.35%**	
FULL TIME EMPLOYEES	**9**	**13**	**44%**


IP&S' AUM
Pension Plans
8%
International
12%
R$20 bn
AUM
Separate
Mandates
65%
Commingled
Funds
15%

26

Financial Advisory 27 Private Market Strategies Liquid Strategies Investment Products & Solutions Financial Advisory ▪ Net revenue from advisory fees in 1Q’21 was R$ 14.5 million, a decrease of 4% year - over - year. ▪ During the quarter, the Advisory team acted as the exclusive advisor for EspaçoLaser’s initial public offering in the Brazilian stock exchange (B3) which was the first beauty services company to public list its shares in the B3. ▪ Fee related earnings (FRE) in 1Q’21 was R$ 9.3 million, a decrease of 11% year - over - year. ▪ Segment Distributable Earnings in 1Q21 were R$ 9.3 million, a decrease of 11% year - over - year. (R$ thousands, unless mentioned) 1Q'20 1Q'21 ∆ (%) Net revenue from management fees - - N/A Net revenue from advisory fees 15,200 14,541 - 4% Total Fee Related Revenues 15,200 14,541 - 4% Bonus related to management and advisory (189) (395) 109% Personnel expenses (66) (181) 175% Other general and administrative expenses (699) (975) 39% Corporate center expenses (3,770) (3,707) - 2% Total Fee Related Expenses (4,724) (5,258) 11% FEE RELATED EARNINGS (FRE) 10,476 9,283 - 11% FRE Margin (%) 68.9% 63.8% SEGMENT DISTRIBUTABLE EARNINGS 10,476 9,283 - 11% Segment DE Margin (%) 68.9% 63.8% FULL TIME EMPLOYEES 6 9 50%

Appendix 28

VINCI partners

Financials - IFRS Income Statement (Unaudited)

(R$ thousands, unless mentioned)	1Q'20	1Q'21	Δ (%)	LTM 1Q'20	LTM 1Q'21	Δ (%)
REVENUES						
Net revenue from management fees	62,898	81,843	30%	241,987	290,211	20%
Net revenue from performance fees	(3,976)	9,951	N/A	49,586	53,711	8%
Realized performance fees	*1,094*	*9,529*	*771%*	*46,523*	*38,301*	*-18%*
Unrealized performance fees	*(5,070)*	*422*	*N/A*	*3,063*	*15,410*	*403%*
Net revenue from advisory	15,972	15,066	-6%	24,541	27,936	14%
Total net revenues from services rendered	**74,894**	**106,860**	**43%**	**316,114**	**371,858**	**18%**
EXPENSES						
Bonus related to management and advisory[1]	(14,990)	(18,526)	24%	(56,668)	(65,167)	15%
Performance based compensation[2]	**1,442**	**(3,292)**	N/A	**(14,453)**	**(17,931)**	24%
Realized	*(400)*	*(3,142)*	*685%*	*(13,409)*	*(11,972)*	*-11%*
Unrealized	*1,842*	*(150)*	*N/A*	*(1,044)*	*(5,959)*	*471%*
Total compensation and benefits	**(13,548)**	**(21,818)**	**61%**	**(71,121)**	**(83,098)**	**17%**
Segment personnel expenses	(3,240)	(5,097)	57%	(13,516)	(16,385)	21%
Other general and administrative expenses	(2,098)	(3,574)	70%	(13,233)	(15,728)	19%
Corporate center expenses	(13,974)	(19,512)	40%	(57,599)	(63,806)	11%
Total expenses	**(32,860)**	**(50,002)**	**52%**	**(155,469)**	**(179,017)**	**15%**
Operating profit	**42,034**	**56,858**	**35%**	**160,645**	**192,841**	**20%**
OTHER ITEMS						
GP Investment income	825	1,161	41%	9,189	6,590	-28%
Realized gain from GP investment income	*38*	*112*	*195%*	*5,867*	*140*	*-98%*
Unrealized gain from GP investment income	*787*	*1,049*	*33%*	*3,322*	*6,450*	*94%*
Financial income	64	4,497	6927%	2,687	7,011	161%
Realized gain from financial income	*1,036*	*4,644*	*348%*	*3,664*	*6,165*	*68%*
Unrealized gain from financial income	*(972)*	*(147)*	*-85%*	*(977)*	*846*	*N/A*
Leasing expenses	(3,065)	(3,157)	3%	(12,267)	(12,301)	0%
Other items	396	886	124%	713	820	15%
Total Other Items	**(1,780)**	**3,387**	**N/A**	**322**	**2,120**	**558%**
Profit before income taxes[3]	**40,254**	**60,245**	**50%**	**160,967**	**194,961**	**21%**
(-) Income taxes[4]	(9,630)	(13,232)	37%	(37,956)	(47,048)	24%
NET INCOME	**30,624**	**47,013**	**54%**	**123,011**	**147,913**	**20%**

[1]Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021; [2]Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021; [3] Profit before income taxes include Dividends to partners related to management, advisory and performance fees, distributed by the company to its original partners before the company turned public in 2021; [4] Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.

29

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	1Q'20	1Q'21	LTM 1Q'20	LTM 1Q'21
OPERATING PROFIT	42,034	56,858	160,645	192,841
(-) Net revenue from realized performance fees	(1,094)	(9,529)	(46,523)	(38,301)
(-) Net revenue from unrealized performance fees	5,070	(422)	(3,063)	(15,410)
(+) Compensation allocated in relation to performance fees[1]	(1,442)	3,292	14,453	17,931
FEE RELATED EARNINGS (FRE)	44,568	50,199	125,512	157,061
OPERATING PROFIT	42,034	56,858	160,645	192,841
(-) Net revenue from management fees	(62,898)	(81,843)	(241,987)	(290,211)
(-) Net revenue from advisory	(15,972)	(15,066)	(24,541)	(27,936)
(+) Bonus related to management and advisory[2]	14,990	18,526	56,668	65,167
(+) Segment personnel expenses	3,240	5,097	13,516	16,385
(+) Other general and administrative expenses	2,098	3,574	13,233	15,728
(+) Corporate center expenses	13,974	19,512	57,599	63,806
PERFORMANCE RELATED EARNINGS (PRE)	(2,534)	6,659	35,133	35,780
OPERATING PROFIT	42,034	56,858	160,645	192,841
(-) Net revenue from unrealized performance fees	5,070	(422)	(3,063)	(15,410)
(+) Compensation allocated in relation to unrealized performance fees	(1,842)	150	1,044	5,959
(+) Realized gain from GP investment income	38	112	5,867	140
SEGMENT DISTRIBUTABLE EARNINGS	45,300	56,699	164,493	183,530
NET INCOME	30,624	47,013	123,011	147,913
(-) Net revenue from unrealized performance fees	5,070	(422)	(3,063)	(15,410)
(+) Income tax from unrealized performance fees	(585)	49	353	1,778
(+) Compensation allocated in relation to unrealized performance fees	(1,842)	150	1,044	5,959
(-) Unrealized gain from GP investment income	(787)	(1,049)	(3,322)	(6,450)
(+) Income tax on unrealized gain from GP investment income	268	416	1,129	2,542
(-) Unrealized gain from financial income	972	147	977	(846)
(+) Income tax on unrealized gain from financial income	(330)	(48)	(322)	0
(+) Depreciation and amortization[3]	-	939	-	4,290
DISTRIBUTABLE EARNINGS (DE)	33,389	47,195	119,798	139,776
TOTAL NET REVENUE FROM SERVICES RENDERED	74,894	106,860	316,114	371,858
(-) Net revenue from realized performance fees	(1,094)	(9,529)	(46,523)	(38,301)
(-) Net revenue from unrealized performance fees	5,070	(422)	(3,063)	(15,410)
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	78,870	96,909	266,528	318,147

Source: Company information; [1] Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021; [2] Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021; [3]Depreciation and amortization is a non-cash expense that is being added back for our calculation of Distributable Earnings for the year ended December 31, 2020 and future periods. Our Distributable Earnings for the quarter and last twelve months ended March 31, 2020, would have been R$ 34.7 million and R$ 125.8 million, respectively, if we did not add back depreciation and amortization for our calculation of Distributable Earnings.

30

Effective tax rate reconciliation ¹ Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may c alc ulate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference be tween the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. 31 1Q'20 1Q'21 Profit (loss) before income taxes, including Dividends to partners 40.254 60.245 (+) Dividends to Partners, related to management, advisory and performance fees 6.758 - Profit (loss) before income taxes, not - including Dividends to partners 47.012 60.245 Combined statutory income taxes rate - % 34% 34% Income tax benefit (Expense) at statutory rates (15.984) (20.483) Reconciliation adjustments: Expenses not deductible (38) (52) Tax benefits 0 14 Effect of presumed profit of subsidiaries¹ 6.532 7.092 Other additions (exclusions), net (140) 197 Income taxes expenses (9.630) (13.232) Current (10.866) (14.196) Deferred 1.236 964 Effective tax rate 20% 22%

General and Administrative Expenses 32 11.1 18.5 3.3 5.8 3.1 0.9 1.6 3.3 2.3 Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses Lease and condominium D&A Branding project Public company new costs Other R$ 50.0 mm 8.5 15.0 3.4 2.7 1.3 3.4 Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses Lease and condominium D&A Other R$ 32.9 mm +52% 1Q 2020 (R$ mm) 1Q 2021 (R$ mm) 11.1 18.5 5.8 3.1 0.9 1.6 3.3 2.3 8.5 15.0 3.3 (1.4) 3.4 2.7 1.3 3.4

Balance Sheet Results In R$ thousands Source: Company Information 33 Assets 12/31/2020 03/31/2021 Liabilities and equity 12/31/2020 03/31/2021 Current assets Current liabilities Cash and cash equivalents 83,449 854,002 Trade payables 1,039 488 Cash and bank deposits 13,096 25,379 Deferred Revenue 0 19,678 Financial instruments at fair value through profit or loss 70,353 828,623 Leases 19,828 19,926 Financial instruments at fair value through profit or loss 8,253 556,043 Accounts payable 125,795 8,720 Trade receivables 47,978 42,612 Labor and social security obligations 40,724 28,655 Sub - leases receivable 2,963 2,334 Taxes and contributions payable 22,878 17,634 Taxes recoverable 1,153 1,250 Total current liabilities 210,264 95,101 Other assets 12,383 5,755 Total current assets 156,179 1,461,996 Non - current liabilities Accounts payable 33 33 Non - current assets Leases 86,371 84,490 Financial instruments at fair value through profit or loss 31,596 39,861 Deferred taxes 12,620 13,257 Trade receivables 27,545 27,992 99,024 97,780 Sub - leases receivable - - Taxes recoverable 134 106 Equity Deferred taxes 4,568 6,144 Share capital 8,730 15 Other receivables 1,540 527 Additional paid - in capital 0 1,390,709 65,383 74,630 Earnings reserves 0 47,013 Other reserves 10,491 11,340 Property and equipment 15,043 15,831 19,221 1,449,077 Right of use - Leases 90,478 88,329 Intangible assets 1,441 1,216 Non - controlling interests in the equity of subsidiaries 15 44 172,345 180,006 Total equity 19,236 1,449,121 TOTAL 328,524 1,642,002 Total liabilities and equity 328,524 1,642,002

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ million

For the Three Months Ended March 31, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beggining balance	**10,749**	**11,779**	**16,430**	**1,533**	**4,470**	**2,363**	**2,519**	**49,843**
(+/-) Capital Subscription / (capital return)	372	–	–	657	837	(17)	–	1,848
(+/-) Net Inflow / (outflow)	-	(1,448)	3,095	-	3	33	458	2,141
(+/-) Appreciation / (depreciation)	322	(315)	925	265	(186)	(49)	(31)	931
Ending Balance	**11,442**	**10,016**	**20,449**	**2,455**	**5,125**	**2,330**	**2,946**	**54,763**

For the Twelve Months Ended March 31, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beggining balance	**10,947**	**7,574**	**10,697**	**1,467**	**3,288**	**2,142**	**1,718**	**37,835**
(+/-) Capital Subscription / (capital return)	973	–	6	634	1,486	109	–	3,208
(+/-) Net Inflow / (outflow)	–	(2,112)	7,073	–	3	(57)	1,128	6,035
(+/-) Appreciation / (depreciation)	(478)	4,554	2,674	353	347	135	101	7,686
Ending Balance	**11,442**	**10,016**	**20,449**	**2,455**	**5,125**	**2,330**	**2,946**	**54,763**

Fee-Earning Assets Under Management (FEAUM) – R$ million

For the Three Months Ended March 31, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beggining balance	**8,921**	**11,700**	**16,267**	**1,449**	**4,470**	**2,363**	**2,458**	**47,628**
(+/-) Capital Subscription / (capital return)	372	–	–	657	837	(17)	–	1,848
(+/-) Net Inflow / (outflow)	–	(1,445)	3,106	–	3	33	457	2,154
(+/-) Appreciation / (depreciation)	237	(300)	926	245	(186)	(49)	(31)	843
Ending Balance	**9,530**	**9,955**	**20,299**	**2,351**	**5,125**	**2,330**	**2,884**	**52,474**

For the Twelve Months Ended March 31, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beggining balance	**8,887**	**7,531**	**10,534**	**1,410**	**3,288**	**2,142**	**1,661**	**35,454**
(+/-) Capital Subscription / (capital return)	973	–	6	634	1,486	109	–	3,208
(+/-) Net Inflow / (outflow)	–	(2,108)	7,082	–	3	(57)	1,124	6,045
(+/-) Appreciation / (depreciation)	(330)	4,532	2,678	306	347	135	99	7,767
Ending Balance	**9,530**	**9,955**	**20,299**	**2,351**	**5,125**	**2,330**	**2,884**	**52,474**

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Investment records – IP&S, Liquid Strategies, Credit and Listed Funds

Fund	Segment	NAV[1] (R$ millions)	1Q21	YTD	12 M	24 M	Benchmark
Vinci Multiestratégia FIM	Hedge Funds	1,038.1	-0.1%	-0.1%	2.0%	9.3%	CDI[4]
Atlas Strategy[2]	Hedge Funds	680.3	-1.4%	-1.4%	1.8%	18.0%	CDI[4]
Vinci Moisaco FIA	Public Equities	1,628.6	-2.3%	-2.3%	53.9%	38.9%	IBOV[5]
Vinci Gas Dividendos FIA	Public Equities	766.8	-3.9%	-3.9%	41.9%	27.7%	IBOV[5]
Vinci Total Return	Public Equities	86.9	6.7%	6.7%	57.5%	-	IPCA[5] + Yield IMA-B[7]
Vinci Valorem FIM	IP&S	2,775.9	0.4%	0.4%	7.3%	18.1%	IMA-B 5[7]
Equilibrio Strategy[3]	IP&S	1,612.5	0.3%	0.3%	8.0%	13.7%	IPCA[6]
Vinci Selection Equities FIA	IP&S	587.5	-2.5%	-2.5%	51.3%	32.8%	IBOV[5]
Vinci Crédito Imobiliário I	Credit	319.7	1.3%	1.3%	12.2%	20.1%	CDI[4]
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	53.1	0.8%	0.8%	4.0%	10.8%	CDI[4]
VISC11	Real Estate (listed REIT)	1,574.5	-3.3%	-3.3%	16.6%	16.2%	IFIX[8]
VILG11	Real Estate (listed REIT)	1,769.5	-4.6%	-4.6%	19.3%	40.1%	IFIX[8]
VINO11	Real Estate (listed REIT)	783.1	-4.0%	-4.0%	26.0%	-	IFIX[8]
VIFI11	Real Estate (listed REIT)	280.6	-0.9%	-0.9%	-	-	IFIX[8]
VIGT11	Infrastructure (listed)	740.6	-12.0%	-12.0%	5.3%	-	-

Benchmark	1Q21	YTD	12 M	24 M
IBOV[5]	-2.0%	-2.0%	59.7%	22.2%
CDI[4]	0.5%	0.5%	2.2%	7.8%
IMA-B 5[7]	-0.1%	-0.1%	8.5%	18.6%
IPCA[6] + Yield IMA-B[7]	2.8%	2.8%	8.2%	15.6%
IPCA[6]	2.1%	2.1%	6.1%	9.6%
IFIX[8]	-0.8%	-0.8%	14.1%	14.7%

[1]NAV is the net asset value of each fund. For listed vehicles the NAV represents the Market valuation of the fund. [2]Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM.; [3]Equilibrio Strategy incudes the IP&S Family of pension plans; [4]CDI is an average of interbank overnight rates in Brazil(daily average for the period); [5]Brazil stock market most relevant index; [6]IPCA is a broad consumer price index measured by the IBGE; [7]IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.; [8]IFIX is an index composed by listed REITs in the brazilian stock market;

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Investment records – Closed End Private Markets funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Committed Capital (R$ mm)	Invested Capital (R$ mm)	Realized or Partially Realized (R$ mm)	Unrealized (R$ mm)	Total Value (R$ mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	1,415	1,206	5,058	276	5,334	4.4x	4.0x	71.5%	77.2%
VCP II	Private Equity	2,200	1,805	1,896	3,167	5,062	2.8x	1.4x	16.9%	4.7%
VCP III	Private Equity	4,000	1,065	0	1,505	1,505	1.4x	1.2x	47.7%	25.5%
VCP Strategy	Private Equity	7,615	4,075	6,953	4,948	11,902	2.9x	2.3x	65.0%	70.3%
NE Empreendedor	Private Equity	36	13	26	0	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	240	127	42	142	184	1.5x	1.2x	23.7%	10.0%
VIR IV	Private Equity	1,000	-	-	-	-	-	-	-	-
VIR Strategy[2]	Private Equity	276	139	68	142	210	1.5x	1.4x	22.4%	28.6%
FIP Transmissão	Infrastructure	211	104	112	251	363	3.5x	2.7x	89.3%	66.1%
VIAS	Infrastructure	381	-	-	-	-	-	-	-	-
VFDL	Real Estate	256	-	-	-	-	-	-	-	-

[1] Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III. Past performance of investments described herein is provided for illustrative purposes only and is not necessarily indicative of VCP II or VCP III's future investment results. [2]VIR Strategy does not include VIR IV since the track record for the fund was not yet been released for its investors.

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GP Commitment in Private Market funds 37 Fund Segment Capital Committed (R$ mm) Capital called (R$ mm) Fair value of investments (R$ mm) FIP Infra Coinvestimento Infrastructure 29.5 8.9 22.0 FIP Infra Transmissão Infrastructure 10.5 3.4 6.3 Nordeste III Private Equity 5.0 3.1 2.8 VCP III Private Equity 3.1 0.6 0.9 VIR IV Private Equity 11.1 1.0 1.0 VFDL Real Estate 70.0 7.0 6.8 VIAS Infrastructure 50.0 0.0 0.0 Total 179.2 24.0 39.9 ▪ Total GP Commitments in the proprietary Private Market funds totaled R$ 179.2 million at the end of the quarter. ▪ Fair value of investments were R$ 39.9 million at the end of the quarter.

Notes and Definitions

- “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.
- “FRE Margin” is calculated as FRE over total net management and advisory fees.
- “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.
- “DE Margin” is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management, less (b) compensation allocated in relation to performance fees.
- “Segment Distributable Earnings” is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- “AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

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Notes and Definitions (cont'd.)

- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.
- "Net revenue from Fund Management and Advisory" is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.
- "VCP III Catch-up Adjustment": Vinci Capital Partners' private equity fund catch-up, which is a one-time fee relating to multiple closings of the fund happening after the initial 2017 closing, in which investors that entered the fund in the later rounds paid a one-time management fee equivalent to the amount that each limited partner would have paid if such limited partner has been invested in the fund since the initial round of funding.
- "Total compensation and benefits" is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance based compensation. Total compensation and benefits include Dividends to Partners, distributed by the company to its original partners before the public turned public in 2021. In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Brazil. After the company's IPO, Vinci Partners changed its compensation structure, from a dividend distribution policy to a profit-sharing scheme our partners.
- "Segment personnel expenses" are composed of the salary-part compensation paid to employees and partners of our funds' management teams.
- "Corporate center expenses" are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.
- "Other general and administrative expenses" is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants' fees, such as legal and accounting, and office consumables.
- "GP investment income" is income from proprietary investments made by us in our own Private Markets' funds, used as GP Commitments.
- "Financial income" is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds' segments and listed REITs from our real estate segment.
- "Leasing expenses" include costs from the company's sub-leasing activities.
- "Income taxes" is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.

39

Notes and Definitions (cont’d.) 40 ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and cre dit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

Funds/strategies’ descriptions 41 ▪ Vinci Multiestratégia : The fund seeks to achieve long - term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks. ▪ Vinci Atlas: The fund seeks to achieve long - term returns by investing across all strategies within fixed income, equities, curre ncy, derivatives, commodities and other investment funds with no obligation of any class concentration. ▪ Vinci Mosaico FIA: Public Equities’ long only flagship strategy. The strategy seeks to achieve long - term returns above Brazilian equities mar ket ( Ibovespa ) based on a fundamental analysis. ▪ Vinci Gas Dividendos : Public Equities’ dividends flagship strategy. The strategy seeks to achieve long - term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market. ▪ Vinci Total Return: The fund seeks to achieve medium and long - term returns by investing most of its capital in the Brazilian sto ck market, through bottom up and top - down strategies. ▪ Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives. ▪ Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation. ▪ Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Bra zilian public equities. ▪ Vinci Crédito Imobiliário I: The fund seeks to achieve long - term returns by investing in real estate mortgage - backed credit security bonds. ▪ Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds. ▪ VISC11: Shopping malls listed REIT, focused on acquiring income - generating shopping malls in Brazil. ▪ VILG11: Industrial listed REIT focused on acquiring mature income - generating industrial properties in Brazil. ▪ VINO11: Listed REIT focused on acquiring mature income - generating boutique office real estate assets in Brazil. ▪ VIF11: Listed REIT that invests in other listed REITs and real estate mortgage - backed credit security bonds.

Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano - 01452 - 000 N ew York 1 646 559 8000 780 Third Avenue, 25 th Floor 10017 Recife 55 81 3204 6811 Av. República do Líbano, 251 - Sala 301 Torre A - Pina - 51110 - 160 42